EXHIBIT 11

               DONALDSON, LUFKIN & JENRETTE, INC. & SUBSIDIARIES

                    Computation of Basic Earnings Per Share
                    (In thousands, except per share amounts)

                                                                Three Months Ended         Six Months Ended
                                                                      June 30,                  June 30,
                                                                1998         1997          1998        1997
                                                              --------     ---------    ---------    ---------
Weighted Average Common Shares (1):
     Average Common Shares Outstanding                          117,236      110,190      116,110      109,136
    Average Restricted Stock Units Outstanding                      158           44          134           44
                                                              --------     ---------    ---------    ---------
Weighted Average Common Shares Outstanding                      117,394      110,234      116,244      109,180
                                                              =========    =========    =========    =========
Earnings:
     Net Income                                               $ 142,300    $ 100,200    $ 276,450    $ 186,600
     Less:  Preferred Stock Dividend Requirement                  5,289        2,970       10,732        6,204
                                                              ---------    ---------    ---------    ---------
Earnings Applicable to Common Shares                          $ 137,011    $  97,230    $ 265,718    $ 180,396
                                                              =========    =========    =========    =========
Basic Earnings Per Common Share                               $    1.17    $    0.88    $    2.29    $    1.65
                                                              =========    =========    =========    =========

(1) In February 1998, the Board of Directors declared a two-for-one stock split (the "stock split") of the Company's common stock, subject to stockholder approval, to increase the number of authorized common shares. In April 1998, the stockholders approved an amendment to the Company's Certificate of Incorporation whereby the amount of total authorized shares of common stock was increased to 300 million shares and the amount of total authorized shares of preferred stock was increased to 50 million. The stock split was effected in the form of a 100% stock dividend to stockholders of record on April 27, 1998, and was paid on May 11, 1998. All common share, per common share, restricted stock unit and option data have been restated for the effect of the stock split.